Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

February 11, 2015

JM iPath® Bloomberg Industrial Metals Subindex Total ReturnSM ETN ETN Description The iPath® Bloomberg Industrial Metals Subindex Total ReturnSM ETN (the “ETNs”) is designed to provide investors with exposure to the Bloomberg Industrial Metals Subindex Total ReturnSM. The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payments at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. An investment in the ETNs is subject to risks associated with fluctuations, particularly a decline, in the performance of the underlying index. An investment in the ETNs involves significant risks and may not be suitable for all investors. For more information on risk associated with the ETNs, please see “Selected Risk Considerations” below and the risk factors included in the relevant prospectus. Index Description The Bloomberg Industrial Metals Subindex Total ReturnSM (the “Index”) reflects the returns that are potentially available through an unleveraged investment in the futures contracts on industrial metal commodities. The Index is currently composed of four futures contracts on industrial metals, three of which (aluminum, nickel and zinc) are traded on the London Metal Exchange and the other of which (copper) is traded on the COMEX division of the New York Mercantile Exchange and is a sub-index of the Bloomberg Commodity Index Total ReturnSM. Owning the ETNs is not the same as owning interests in the commodities futures contracts comprising the Index or a security directly linked to the performance of the Index. ETN Details Index Details Ticker JJM Index name Bloomberg Industrial Metals Subindex Total ReturnSM Intraday Indicative Value Ticker JJM.IV Composition Futures on industrial metals CUSIP 06738G407 Number of components 4 ISIN US06738G4073 Bloomberg Index ticker BCOMINTR Primary exchange NYSE Arca Index inception date 11/15/2001 Investor Fee Rate1 0.75% per annum Index sponsors Bloomberg and UBS Securities LLC Inception date 10/23/2007 Maturity date 10/22/2037 Issuer Barclays Bank PLC Callable ETN No 1 The investor fee rate per ETN is equal to 0.75% per year. The investor fee on the inception date was equal to zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to: (1) the Investor Fee Rate times (2) the principal amount of your ETNs times (3) the applicable index factor on that day (or, if such day is not a trading day, the Index Factor on the immediately preceding trading day) divided by (4) 365. The Index Factor on any given day will be equal to the closing value of the Index underlying the ETNs on that day divided by the Initial Index Level. The Initial Index Level for this series of iPath ETNs is the closing value of the Index underlying the ETNs on the Inception Date. Page 1 of 4

# JJM

## Cumulative Return



15%
0%
-15%
-30%
-45%
-60%
Jan 08
Jan 09
Jan 10
Jan 11
Jan 12
Jan 13
Jan 14
iPath® Bloomberg Industrial Metals Subindex Total Return℠ ETN
Bloomberg Industrial Metals Subindex Total Return℠

Source: Bloomberg, BlackRock (based on daily returns since ETN inception date; 10/23/07-06/30/14).

## Index Composition



Copper 40.69%
Aluminum 28.58%
Nickel 16.46%
Zinc 14.27%

Source: Bloomberg, as of 6/30/2014. Index composition is subject to change.

## Annualized Performance, Standard Deviation And Correlation History

| | 3-month Return % | 6-month Return % | 1-Year Return % Annualized | 3-Year Return % Annualized | 5-Year Return % Annualized | Since ETN Inception 10/23/07 Return % Annualized | Standard Deviation % Annualized[2] | Index Correlations[3] |
|---|---|---|---|---|---|---|---|---|
| iPath® Bloomberg Industrial Metals Subindex Total Return℠ ETN | 8.84 | 3.38 | 7.97 | -11.97 | 1.30 | -7.08 | 12.51 | 0.96 |
| Bloomberg Industrial Metals Subindex Total Return℠ | 8.50 | 3.56 | 8.31 | -10.93 | 2.18 | -6.26 | 22.47 | 1.00 |
| S&P 500® TR Index | 5.23 | 7.14 | 24.61 | 16.58 | 18.83 | 6.20 | 13.40 | 0.73 |
| MSCI EAFE TR Index | 4.09 | 4.78 | 23.57 | 8.10 | 11.77 | 0.68 | 19.16 | 0.74 |
| MSCI Emerging Markets TR Index℠ | 6.60 | 6.14 | 14.31 | -0.39 | 9.24 | -0.44 | 17.05 | 0.78 |
| Barclays U.S. Aggregate Bond TR Index | 2.04 | 3.93 | 4.37 | 3.66 | 4.85 | 4.98 | 2.85 | -0.14 |
| Bloomberg Commodity Index Total Return℠ | 0.08 | 7.08 | 8.21 | -5.17 | 1.99 | -3.59 | 15.02 | 0.72 |

Source: Barclays, BlackRock, S&P Dow Jones Indices, LLC, MSCI, Bloomberg, as of 6/30/2014.

The S&P 500® Index is intended to provide an indication of the pattern of stock price movement in the U.S. equities market. The MSCI EAFE Index is an equity index which captures large and mid cap representation across developed markets countries around the world, excluding the U.S. and Canada. The MSCI Emerging Markets Index℠ is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The Barclays U.S. Aggregate Bond Index provides a measure of the performance of the U.S. investment grade bonds market.The Bloomberg Commodity Index Total Return℠ reflects the returns that are potentially available through an unleveraged investment in the futures contracts on physical commodities comprising the index plus the rate of interest that cound be earned on cash collateral invested in specified Treasury Bills.

***ETN returns are for illustrative purposes only. ETN returns measure the returns over the relevant period using the change in the indicative value expressed as a percentage from the beginning of the relevant period to the end of the relevant period and reflect the deduction of applicable fees and costs. Past performance does not guarantee future results.***

***Index returns are for illustrative purposes only and do not represent actual ETN performance. Index performance returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot directly invest in an index. Past performance does not guarantee future results.***

[2] Standard deviation is a measure of variability from the expected value. Standard Deviation % Annualized is based on monthly returns for 06/09-06/14, and describes how the annual returns in a given annual period are likely to differ from average annualized returns. Because the Standard Deviation % Annualized is based on historical data, it may not predict variability in annualized performance of the ETNs in the future. Source: BlackRock, Barclays

[3] Correlations based on monthly returns for 06/09-06/14. Correlation is the term used to describe the statistical relationship between two or more quantities or variables. Perfectly correlated assets will have a correlation coefficient of one, while the correlation coefficient will be zero when returns on two assets are completely independent. Source: BlackRock, Barclays

IP-JJM-I0614

Page 2 of 4

JJM Top Index Holdings Component Ticker Weight % Sector Copper HG 40.69 Industrial Metals Aluminum MAL 28.58 Industrial Metals Nickel MNI 16.46 Industrial Metals Zinc MZN 14.27 Industrial Metals Source: Bloomberg, as of 6/30/2014. Index composition is subject to change. Selected Risk Considerations An investment in the iPath ETNs described herein (the “ETNs”) involves risks, including possible loss of principal, and may not be suitable for all investors. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable product prospectus. You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the investor fee and other applicable costs, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to an investor fee and any other applicable costs, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Credit of Barclays Bank PLC: The ETNs are unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. Market and Volatility Risk: The prices of physical commodities, including the commodities underlying the index components, can fluctuate widely due to supply and demand disruptions in major producing or consuming regions. Additionally, the market value of the ETNs may be influenced by many unpredictable factors including changes in supply and demand relationships, governmental policies and economic events. Concentration Risk: Because the ETNs are linked to an index composed of futures contracts on a single commodity or in only one commodity sector, the ETNs are less diversified than other funds. The ETNs can therefore experience greater volatility than other funds or investments. A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs. No Interest Payments from the ETNs: You may not receive any interest payments on the ETNs. Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs of the same series at one time in order to exercise your right to redeem your ETNs on any redemption date. You may only redeem your ETNs on a redemption date if we receive a notice of I0614 redemption from you by certain dates and times as set forth in the product prospectus. iP-JJM-I0614 Page 3 of 4

JJM Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. BlackRock Investments, LLC, assists in the promotion of the iPath ETNs. The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. “Bloomberg®”, “Bloomberg Commodity IndexSM”, “Bloomberg Commodity Index Total ReturnSM”, “Bloomberg Industrial Metals Subindex Total ReturnSM” and “BCOM” are service marks of Bloomberg Finance L.P. and its affiliates (collectively, “Bloomberg”) and have been licensed for use for certain purposes by Barclays Bank PLC. Any ETNs based on the Bloomberg Commodity Indices are not sponsored, endorsed, sold or promoted by Bloomberg, UBS AG, UBS Securities LLC (“UBS”), or any of their subsidiaries or affiliates. None of Bloomberg, UBS AG, UBS Securities or any of their subsidiaries or affiliates makes any representation or warranty, express or implied, to the owners of or counterparties to the ETNs or any member of the public regarding the advisability of investing in securities or commodities generally or in the ETNs particularly. © 2015 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, I0614 servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0739-1014 JJM — iP Not FDIC Insured—No Bank Guarantee—May Lose Value 1-877-764-7284 www.ipathetn.com Page 4 of 4